October 15, 2010

Courtney Haseley, Staff Attorney

United States Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:       Response to ABC Acquisition Corp 1502 (the “Company”) Form 10 Comment Letter

Dear Ms. Haseley:

             On behalf of the Company, we are responding to the comments by the staff (the “Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 30, 2010 (the “Letter”) relating to the above referenced Form 10 (the “Form”) filed with the Commission on September 10, 2010. For your convenience, we have repeated each comment from the Staff’s Letter immediately prior to our responses below.

            On or before October 20, 2010, we intend to file Amendment No. 1 to the Form addressing each of the comments provided in your Letter.  Our responses below address your comments and reference certain portions of the soon to be filed Amendment No. 1 to the Form.

General

  Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, your registration statement will become effective by operation of law on November 9, 2010, at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934.  If the review process has not been completed before that date you should consider withdrawing the registration statement prior to November 9, 2010 to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

Response:  The Company acknowledges that the Form 10 goes effective automatically on November 9, 2010. The Company further acknowledge that once the registration statement becomes effective, the Company is responsible for filing annual, quarterly, and other reports required by Section 13 of the Exchange Act, even if the Staff of the Commission continues to review and comment upon the registration statement.

Table of Contents

2.   We note that your table of contents references page numbers, but that the filing has not been paginated.  Please paginate the amendment and modify your table of contents to correspond to the pagination.

   Response: The Company has paginated the amendment and has modified the table of contents to correspond to the pagination.

Item 1. Description of Business

(b) Business of Issuer

3.   We note the following statement in the first paragraph following the above referenced subheading of the filing: “Furthermore, as a blank check company,  any offerings of our securities shall comply with Rule 419 under the Securities Act of 1933.”  Please revise your disclosure to provide a brief description of Rule 419.

      Response:  A brief description of Rule 419 has been provided on page 4 under Item 1, paragraph (b).

Form of Acquisition

4.   You indicate that your sole officer is “engaged in outside business activities” and that he will devote only “very limited time” to the business.  You further indicate in your Risk Factors section that “management anticipates devoting no more than a few hours per week to the company’s affairs in total.”  Please revise your disclosure to discuss in this section the other projects and business activities that currently occupy Mr. Amersey’s time and disclose here the amount of time,   on average, he expects to devote to the company given his other responsibilities.

      Response:  The requested information has been provided on page 7 under Item 1, paragraph (b).

5.   Please disclose, where appropriate, whether you presently have a plan or intent to engage a professional firm or other individual that specializes in business acquisitions.

      Response:  The requested disclosure has been provided on page 7 under Item 1, paragraph (b).

(c) Reports to Security Holders

6.   We note the following statement in the first paragraph following the above  referenced subheading of the filing: “The Commission treats the Form 8-K filings in the same way it treats the Registration Statement on Form 10 filings.”  Please explain or delete this statement.

      Response:  This statement has been deleted.

Item 1A Risk Factors

General

7.   Please review the risk factor heading to ensure it clearly conveys a separate, specific risk to investors regarding your company, industry or the offering.  Many of the subheadings merely state a fact about your business without fully describing the risk that results from the identified condition or uncertainty.  Please revise each of your subheadings to ensure that they disclose the specific risks or risks that you are discussing in the text.

Response:  The Company has amended the Risk Factors headings to clearly convey a separate, specific risk to investors regarding the Company or industry.

8.   We note that Mr. Amersey has been involved with other blank check companies that have commenced reporting obligations under the Securities Exchange Act of 1934.  As such, we are aware that Mr. Amersey as the initial sole officer and director of ABC Acquisition Corp 1501, did not respond to staff comments issued on a Form 10-12G filed by that company on October 28, 2010 and that the same company filed certain periodic reports late.  In view of this performance, please provide an appropriately titled risk factor discussing the specific facts related to Mr. Amersey’s delinquency in complying with reporting obligations applicable to companies which he controls.

Response:  On page 13, under the Risk Factors section, the Company has provided an appropriately titled risk factor discussing the specific facts related to Mr. Amersey’s delinquency in complying with reporting obligations applicable to companies which he controls.

“There may be conflicts of interest between our management and our non-management stockholders”

9.   Please expand the above referenced risk factor to address how you propose to resolve any of the described conflicts, to the extent they arise.  If your company has a policy for addressing conflicts of interest, describe it.

Response:  On page 8, under the Risk Factors section, the Company has expanded the above referenced risk factor to address how the Company proposes to resolve any of the described conflicts.

10. Please revise your disclosure under the above referenced risk factor to name the “other blank check companies” Mr. Amersey is involved with and the status of any mergers or acquisitions currently contemplated by each entity.

Response:  On page 8, under the Risk Factors section, the Company has revised its disclosure under the risk factor to include the “other blank check companies” Mr. Amersey is involved with.

“Because we may seek to complete a business combination through a ‘reverse merger’…”

11. You indicate that following a “reverse merger,” you “may not be able to attract the attention of major brokerage firms.”  Please enhance your disclosure to explain the foregoing statement and identify the “additional risks” later referenced.  We would expect such explanation to address why such risks are unique to that form of business combination.

Response:  On page 12, under the Risk Factors section, the Company has provided the requested disclosure and explanation.

“Our business will have no revenues unless and until we merge with or acquire an operating business.”

12. Please revise your statement that you “may not” realize any revenues unless and until you successfully merge with or acquire an operating business to state that you “will not” realize any revenues until this time.

Response:  On page 11, under the Risk Factors section, the company has revised the risk factor to state that the Company “will not” realize any revenues until this time.

Item 2.  Financial Information

(a) Liquidity and Capital Resources

13. You indicate that “with funding from the founder, the company’s current assets will be sufficient to meet the costs necessary to investigate and analyze potential business combinations.”  You further identify anticipated costs related to Exchange Act reports.  Please revise your disclosure to clearly indicate whether Mr. Amersey’s commitment to provide funding is firm, and if a maximum funding amount or general terms of the loan have been discussed.  To the extent alternate sources of funding have not been secured, please indicate how long the company’s current and available capital resources are expected to be sufficient to fund your operations for a period of not less than twelve months form the date of the prospectus.  To the extent you do not have sufficient resources to fund planned operations for the twelve-month period, state the minimum number of months that you expect to be able to conduct planned operations and to satisfy your obligations using currently-available capital resources.  In addition, quantify the anticipated costs and amount of additional capital that will be needed in order to fund the company’s projected operations and satisfy its obligations for a minimum of twelve months from the date of the prospectus.  Refer to Section III. C of SEC Release No. 33-6835 and Item 303(a)(1) of Regulation S-K.

Response:  On page 14, under Item 2, paragraph (a), the Company has provided the requested information.

 (c) Qualitative Disclosure about Market Risk

14. You indicate that management believes that numerous firms may seek “even the limited capital that you will have and/or the perceived benefits of becoming a publicly traded corporation.”  Yet, you are operating at a net loss and do not appear to have any near-term plan for raising capital.  Additionally, the perceived benefits you note do not appear to be exclusive to a public company (e.g. private companies may also issue incentive stock options to employees) or supported (e.g. it is unclear how a public shell company with no assets could facilitate improved equity financing terms).  Please revise your disclosure to provide a basis for the foregoing statements or remove such language.

Response: On page 16, the Company has revised its disclosure to provide a basis for the foregoing statements.

Item 5.  Directors and Executive Officers.

(a) Certain information about Our Sole Officer and Director

15. Please provide the complete disclosure required pursuant to Item 401(a)(1) and (2) of Regulation S-K.  In particular, please disclose any other directorships or positions held by Mr. Amersey within the past five years.  In this regard, we note the involvement of Mr. Amersey in the public company Bio-Carbon Systems International Inc. (f/k/a ABC Acquisition Corp 1501), as a former officer and director.  In addition, please provide enhanced discussion of Mr. Amersey’s specific skills and experience, including a qualitative analysis of why his expertise is appropriate for serving as a director given the company’s business and structure.

Response:  On page 17, under Item 5, paragraph (a), the Company has provided the complete disclosure required pursuant to Item 401(a)(1) and (2).

(d)  Involvement in Certain Legal Proceedings

16. Please note that Item 401(f) of Regulation S-K requires that the involvement in legal proceedings disclosure be provided with respect to the most recent ten-year period.  Refer to SEC release 33-9089, Proxy Disclosure Enhancements.

Response:  On page 18, under Item 5, paragraph (d), the Company has amended the Form so that the involvement in legal proceedings disclosure has been provided with respect to the most recent ten-year period.

Item 7.  Certain Relationships and Related Transactions

17. You do not appear to have provided any disclosure responsive to Item 404(d)(2) of Regulation S-K.  Please affirmatively identify all promoters of the company and discuss all transactions involving such persons as required by Item 404(d) of Regulation S-K.  Refer to the definition of “promoter” in Rule 405 of Regulation C.

Response:  On page 19, under Item 7, the requested disclosure responsive to Item 404(d)(2) of Regulation S-K has been provided.

Item 11.  Description of Registrant’s Securities to be Registered

18. You indicate that you have 100,000,000 shares of preferred stock authorized for issuance, none of which are issued and outstanding.  Please concisely describe the authority of the board of directors to approve the issuance of the preferred stock, including any discretion the board of directors has to fix the rights and preferences of the preferred stock.

Response:  On page 21 under Item 11, paragraph (b), the Company has provided the requested disclosure.

Item 12.  Indemnification of Directors and Officers

19. We note that your disclosure includes several lengthy quotations of certain sections of the Nevada Revised Statutes.  Revise your disclosure to provide a concise summary of such provisions in lieu of the quoted language. Refer to Item 702 of Regulation S-K.

Response:  On page 21, under Item 12, the Company has revised the disclosure to provide a concise summary of such provisions.

Index to Exhibits

20. We note that your exhibit index indicates that your Articles of Incorporation are filed as Exhibit 3.1 and your Bylaws are filed as Exhibit 3.2; however, each document is filed as Exhibit 3.  Please either refile each exhibit with the appropriate tag or revise your exhibit index accordingly.

Response:  The Company will refile each exhibit with the appropriate tag.

Signatures

21. You indicate elsewhere in the registration statement that Mr. Amersey is the president, chief financial officer, secretary and director of the company.  Consistent with the foregoing, please revise the signature page to indicate each of the capacities in which Mr. Amersey is signing.

Response:  On page 23, the Company has revised the signature page to indicate each of the capacities in which Mr. Amersey is signing.

Exhibit 99.1

Financial Statements

22. Please file your financial statements as part of the registration statement and not as an exhibit.  Refer to Item 13 of Form 10.

Response:  The Company will file the financial statements as part of the registration statement and not as an exhibit.

23. We note your disclosure under Item 7, that, “the Company’s sole officer and director has paid all expenses incurred by the Company,” and, “on a going forward basis, Mr. Amersey has agreed to pay all expenses incurred by the Company through the date of completion of a business transaction…”  Your financial statements should include all costs of doing business.  Refer to SAB Topic 1.B.

Response:  The only expenditures paid by Mr. Amersey as of the date of the report is included in the $550 shareholder balance.  The other accrued expenses are to be subsequently paid by the Mr. Amersey.  Therefore, the financial statements include all costs of doing business for the period presented.

Statement of Cash Flows, page 5

24.  We note that your ending cash balance of $3,150 does not reconcile with your cash balance of $3,600 on your balance sheet as of June 30, 2010.  Please revise your financial statements accordingly.  Refer to ASC 230-10-45-4.  In this regard, we note that it does not appear that your statement of cash flows reflects your liability of $550 due to your sole shareholder/officer as of June 30, 2010.

      Response:  The statement has been revised to correct this typographical error

25.  If you determine that your financial statements need to be restated in response to the comment above, please provide the appropriate disclosures pursuant to ASC 250-45-23 and ASC 250-10-50-7.

Response: We believe these to be  typographical errors and do not require restatement.

Notes to Financial Statements

Note 1-Nature of Business

Going Concern, page 6

26. We note your statement regarding your net loss and stockholders’ deficiency at June 20, 2010.  Please clarify if you intended to state your net loss at June 30, 2010.

Response:  The note has been revised to correct this typographical error.

Note 4-Income Tax, page 8

27. We note the following disclosures: “The Company’s valuation allowance increased by $1,379 during 2010;” and “As of June 31, 2010, the Company has a net operating loss carry forward of approximately $391 which expires in 2029.” These statements do not appear to be correct.  Please advise or revise accordingly.

Response:  The Company has clarified this note by deleting the second paragraph as it does not apply.  In addition the wording under the table in Note 4 has been revised to state: “Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and net operating loss carry forwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a full valuation allowance. The Company’s valuation allowance increased by $2,605 during 2010.  The difference between the statutory tax rate of 15% and the effective tax rate of 0% is due to the valuation allowance for deferred income tax assets.”

In connection with the Company’s responding to the comments set forth in the Letter, we are authorized to state that the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Form 10;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

            If you have any questions regarding our responses in accordance with the comments in the Letter, please do not hesitate to call. Thank you for assisting with the review process.

                                                                        Sincerely,

                                                                        Joyce, Thrasher, Kaiser & Liss, LLC

                                                                        /s/ H. Grady Thrasher, IV, Esq.

                                                                        H. Grady Thrasher, IV, Esq.